LANIKAI BREWING COMPANY, LLC.

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

August 30, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Lanikai Brewing Company, LLC
Kailua, HI

We have reviewed the accompanying financial statements of Lanikai Brewing Company, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 30, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

LANIKAI BREWING COMPANY, LLC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016
_____

		2017		2016
ASSETS				
CURRENT ASSETS				
Cash	$	17,643	$	13,192
Accounts Receivable		31,520		44,242
Allowance for Doubtful Accounts		-		(6,058)
Inventory		97,894		61,851
Prepaid Rent		5,750		-
TOTAL CURRENT ASSETS		152,807		113,228
NON-CURRENT ASSETS				
Property, Plant & Equipment, Net		330,823		300,074
Security Deposits		8,303		-
TOTAL NON-CURRENT ASSETS		339,126		300,074
TOTAL ASSETS	$	491,933	$	413,302

LANIKAI BREWING COMPANY, LLC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016
_____

	2017	**2016**
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 40,543	$ 7,287
Credit Cards	88,864	71,809
Other Current Liabilities	24,508	11,349
TOTAL CURRENT LIABILITIES	153,915	90,446
NON-CURRENT LIABILITIES		
Note Payable	89,605	73,429
Lease Payable	11,223	14,365
Shareholder Notes Payable	326,290	266,246
TOTAL NON-CURRENT LIABILITIES	427,118	354,040
TOTAL LIABILITIES	581,034	444,486
MEMBERS' EQUITY		
Owners Contributions	243,500	243,500
Preferred Stock	175,000	175,000
Retained Earnings (Deficit)	(507,602)	(449,684)
TOTAL MEMBERS' EQUITY	(89,102)	(31,184)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 491,933	$ 413,302

Reviewed- See accompanying notes.

LANIKAI BREWING COMPANY, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Income		
Sales	$ 936,819	$ 719,102
Cost of Goods Sold	394,572	231,591
Gross Profit	542,247	487,511
Operating Expense		
Payroll and Contractors	177,873	279,373
Rent	107,141	65,105
General & Administrative	68,549	37,881
Depreciation	63,794	60,703
Utilities	41,396	35,659
Insurance	33,407	16,055
Professional Fees	20,622	29,281
Repairs and Maintenance	17,772	5,510
Marketing	11,928	15,361
Bad Debts	9,069	6,717
	551,551	551,644
Net Income from Operations		
	(9,304)	(64,133)
Other Income (Expense)		
Interest Expense	(40,165)	(19,224)
Taxes	(23,621)	(19,834)
Grant Revenue	-	28,608
Net Income	$ (73,090)	$ (74,583)

Reviewed- See accompanying notes.

LANIKAI BREWING COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (73,090)	$ (74,583)
Depreciation	63,794	60,647
Change in Accounts Receivable	12,722	(32,127)
Change in Allowances for Doubtful Accounts	(6,058)	6,058
Change in Inventory	(36,043)	(14,483)
Change in Prepaid Rent	(5,749)	-
Change in Accounts Payable	33,256	7,287
Change in Credit cards	17,056	26,527
Change in Other Current Liabilities	13,159	3,713
Net Cash Flows From Operating Activities	19,046	(16,961)
Cash Flows From Investing Activities		
Property, Plant & Equipment	(102,845)	(35,971)
Net Cash Flows From Investing Activities	(102,845)	(35,971)
Cash Flows From Financing Activities		
Change in Notes Payable	16,176	(20,371)
Change in Lease Payable	(3,142)	14,365
Change in Shareholders Notes	60,045	73,494
Adjustment to Retained Earnings	15,171	-
Net Cash Flows From Financing Activities	88,250	67,489
Cash at Beginning of Period	13,192	(1,365)
Net Increase (Decrease) In Cash	4,451	14,557
Cash at End of Period	$ 17,643	$ 13,192

Reviewed- See accompanying notes.

LANIKAI BREWING COMPANY, LLC
STATEMENT OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
BEGINNING MEMBERS' EQUITY	$ (31,184)	$ 43,398
Change in Owners Contribution	-	-
Change in Preferred Stock	-	-
Adjustment to Retained Earnings	15,173	-
Net Income(Loss)	(73,091)	(74,582)
ENDING EQUITY	$ (89,102)	$ (31,184)

Reviewed- See accompanying notes.

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

Lanikai Brewing Co., LLC ("the Company") is a limited liability company organized under the laws of the State of Hawaii. The Company is comprised of a microbrewery that produces, packages and distributes a variety of "island-inspired" craft beer styles; and a craft pub that serves alcoholic and non-alcoholic beverages to the public.

NOTE B - GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net losses during the years ended December 31, 2017 and 2016.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company will conduct an equity crowdfund offering, utilize excess capacity to expand sales in Hawaii and outside the state, and introduce new beer styles that appeal to the craft beer market. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company's policy is to write off Accounts Receivables that are over one year old or deemed uncollectible in which the Company is no longer pursuing collection.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The Company occupies two commercial spaces under two non-cancellable operating leases.

The production facility lease has a four-year term effective September 1, 2017. The total monthly rent in Year 1 is $5,749.38. Year 2 is $6,028.90/month, Year 3 is $6,305.22/month, and Year 4 is $6,606.67/month.

The craft pub facility lease has a five-year term, effective June 1, 2017, with an option to extend for four years. The total monthly rent in Year 1 was $7,929.60. A security deposit of $8,303 was paid to secure the performance of the lease. Each year thereafter, beginning on June 1st of such year, the monthly rent increases by 5% over the base rent from the previous year.

Leases

The Company signed a capital lease agreement with Wells Fargo on April 1, 2016, for a 2011 Toyota forklift in which the asset is collateral against the loan. The term is 60 months and the monthly payment amount is $325.49. The lease contains a bargain purchase option to acquire the forklift at the end of the lease term for $1. The future annual payments are a `s follow

2018: $3,905.88
2019: $3,905.88
2020: $3,905.88
2021: $976.47

The Company entered into a lease to own agreement on June 30, 2017, for reconditioned ½ barrel stainless steel kegs. The term is 18 months and the effective cost is 11 cents per keg/day. The future annual payments are based on the number of kegs utilized.

Property, Plant and Equipment

The Company's property, plant, and equipment consists primarily of production and packaging equipment. These items include fermenters, a bottling line, walk-in refrigeration system, keg washing machine, and other brewing equipment. Additionally, the craft pub has bar furniture, a walk-in refrigeration unit, condensing unit, and draft beer dispensing system, as well as leasehold improvements for electrical and flooring improvements.

Property, plant, and equipment are stated net of accrued depreciation. For 2017, accumulated depreciation amounted to $173,304, and for 2016, $109,513. Depreciation on fixed assets is calculated based on management estimates of the useful lives of the assets.

Advertising

The Company records advertising expenses in the year incurred.

Inventory

The Company values inventory at the lower of cost or market value. The Company's management expects losses on inventory to be infrequent. Thus, no amount has been recorded in the statements as an allowance for worthless. The Company tracks inventory on a first-in-first-out basis.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are allocated to the partners and reported on their individual tax returns. The Company's federal tax filings for 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of Hawaii. The Company's tax filings in the State of Hawaii for 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, and 2021, respectively.

NOTE – DEBT

The Company obtained a commercial loan (SBA 7(a) loan 75% guaranty) from Hawaii National Bank in the amount of $110,000 on December 3, 2014. This financing was used to provide working capital and fund a portion of start-up costs. The term is 60 months and the interest rate is the Prime Rate plus 2.25%, floating.

The Company obtained a loan from American Express Bank on June 10, 2017, in the amount of $50,000. This financing was used to invest in additional equipment to increase brewing capacity and fund start-up costs of the craft pub. The term is 24 months and the annual percentage rate is 8.96%.

NOTE E – LLC MEMBER LIABILITY

Lanikai Brewing Co., LLC is a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE F – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2016, and 2017, the Company borrowed money from its members for the purpose of funding continuing operations (amounts "Due to Members"). Amounts due to members are unsecured, earn interest at a rate of Prime plus 2.0% annually, and are payable at a date in the future to be determined by the Company's management.

NOTE G – SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 30, 2018, the date that the financial statements were available to be issued.